Exhibit 99.1

TeliaSonera Increases Its Shareholding in Eesti Telekom

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 7, 2007--TeliaSonera, the leading telecommunications company in the Nordic and Baltic regions, has today acquired 4.61 percent of the outstanding shares in Eesti Telekom for a cash consideration of approximately SEK 485 million. After the transaction TeliaSonera holds 58.3 percent in Eesti Telekom.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera AB
Press Service, (0)8-713 58 30